

Mail Stop 3561

March 7, 2016

Mr. David P. Bauer
Treasurer and Principal Financial Officer
National Fuel Gas Company
6363 Main Street
Williamsville, New York 14221

> **Re: National Fuel Gas Company**
> **Form 10-K for the Fiscal Year Ended September 30, 2015**
> **Filed November 20, 2015**
> **File No. 1-3880**

Dear Bauer:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

//s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

cc: Karen Camiolo
Controller and Principal Accounting Officer